Exhibit 12
GARDNER DENVER, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Six
	Months Ended
	June 30,		For the Years Ended December 31,
	2008		2007		2006		2005		2004		2003

Earnings:
Income before income taxes	$139,479		$268,360		$200,615		$95,644		$52,286		$30,358
Fixed charges	14,483		33,034		43,530		35,746		12,704		6,019

Earnings as defined	$153,962		$301,394		$244,145		$131,390		$64,990		$36,377

Fixed Charges:
Interest expense	$10,641		$26,211		$37,379		$30,433		$10,102		$4,748
Rentals — portion representative of interest	3,842		6,823		6,151		5,313		2,602		1,271

Total fixed charges	$14,483		$33,034		$43,530		$35,746		$12,704		$6,019

Ratio of Earnings to Fixed Charges	10.6	x	9.1	x	5.6	x	3.7	x	5.1	x	6.0	x